FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of   August, 2005
CANON INC.

(Translation of registrant’s name into English)
30-2, Shimomaruko 3-Chome, Ohta-ku, Tokyo 146-8501, Japan

(Address of principal executive offices)
     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐
     [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
     [If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANON INC.
(Registrant)
Date: August 29, 2005	By	/s/ Hiroshi Kawashimo
(Signature)*

Hiroshi Kawashimo General Manager, Finance Division Canon Inc.
*Print the name and title of the signing officer under his signature.
The following materials are included.
1.	Interim Report For The 105th Business Term From January 1, 2005 to June 30, 2005 Canon Inc.

To Our Shareholders

     We are pleased to present our report for the first half of our 105th business term (from January 1, 2005 to June 30, 2005).
     Reviewing conditions in both the domestic and overseas economies during the first half of the current fiscal year, the U.S. economy was on a steady growth track, as evidenced by a gradual increase in personal consumption and improvement in employment condition, although a number of factors, such as a series of interest rate rise and jumps in the crude oil price, limited economic growth. The European economies remained flat as a whole, due to various factors, including stagnant domestic demand. On the other hand, Asian economies continued to show strong growth particularly in China, although the growth rate was somewhat slowing. As for Japan, the economy remained firm with capital investments showing gradual improvement and personal consumption taking a favorable turn toward the end of the first half. In the foreign exchange markets, the yen strengthened against the U.S. dollar, but weakened against the euro, compared to the first half of 2004.
     Looking at the markets in which we conduct business, growth of the domestic market for digital cameras and digital video cameras slowed down somewhat, but it continued to expand at overseas. The market for networked multifunctional devices and printers grew moderately on account of increasing demand for the multifunctionality and color. In the market for semiconductor production equipment, demand weakened due to such factors as the restrained capital investment by semiconductor manufacturers. Demand for mirror projection mask aligners for LCDs, however, was robust due to stronger capital investment by LCD panel manufacturers.
     Amid these business conditions, Canon entered the final year of Phase II (2001 to 2005) of its “Excellent Global Corporation Plan,” and implemented various measures throughout the Group to establish a solid business foundation. In particular, we focused on reforming the development process and promoting the automation of production through the joint efforts of our development, production engineering and manufacturing departments, believing that it was vital to further improve the speed of introducing new products into the market and price competitiveness in order to surpass our competitors in the severe business environment. Furthermore, as for the production of digital cameras, we increased our production capacity by setting up a state-of-the-art factory in Oita city, which handles all stages from production of lenses, the mounting process of printed circuit boards to assembly, in preparation for anticipated severe international competition.
     As a result of these efforts, our earnings during the first half of the current fiscal year remained strong, as it was in the second half of the previous fiscal year. We recorded consolidated net sales of 1,755.8 billion yen (up 6.5% from the first half of 2004), consolidated income before income taxes and minority interests of 283.7 billion yen (up 9.1%), and consolidated net income of 175.3 billion yen (up 9.0%). On a non-consolidated basis, we recorded net sales of 1,158.5 billion yen (up 7.4%), ordinary profit of 210.1 billion yen (up 6.3%) and net income of 137.9 billion yen (up 8.6%). All of these figures were historic highs.
     We have decided to pay an interim dividend of 32.50 yen per share (up 7.50 yen from the interim dividend for the previous business term) from August 26.
     Looking ahead to the second half of the current fiscal year, while we expect the global economy to remain fairly stable, we believe that the market competition will intensify and our business environment will continue to be uncertain. Under these conditions, the Canon Group will work together as a single unit to tackle management reforms, in order to achieve the successful completion of Phase II of the “Excellent Global Corporation Plan.”
     We look forward to your continued support and encouragement in the future.
August 2005
FUJIO MITARAI
President & C.E.O.

Change in Business Results

Net Sales (Consolidated) 100 MILLIONS OF YEN	Net Sales (Non-Consolidated) 100 MILLIONS OF YEN

Income before Income Taxes and Minority Interests (Consolidated) 100 MILLIONS OF YEN	Ordinary Profit (Non-Consolidated) 100 MILLIONS OF YEN

Net Income (Consolidated) 100 MILLIONS OF YEN	Net Income (Non-Consolidated) 100 MILLIONS OF YEN

Business Conditions by Operations
■  Sales by Operations
Consolidated

	Sales	Change from the First
Operations	(100 millions of yen)	Half of Fiscal 2004 (%)

Business Machines	11,970	4.8
Office Imaging Products	5,678	2.4
Computer Peripherals	5,777	8.9
Business Information Products	515	(10.2)

Cameras	3,791	9.2

Optical and Other Products	1,797	13.1

Total	17,558	6.5

Non-Consolidated

	Sales	Change from the First
Operations	(100 millions of yen)	Half of Fiscal 2004 (%)

Business Machines	7,640	9.8
Office Imaging Products	2,576	4.9
Computer Peripherals	5,064	12.5

Cameras	2,797	(2.8)

Optical and Other Products	1,148	20.7

Total	11,585	7.4

Note:
Regarding the segment of “Business Information Products” within the “Business Machines” category in the consolidated information above, there were no sales on a non-consolidated basis.

Consolidated	Non-Consolidated

■  Business Machines Operations
Office Imaging Products
     While sales of color and digital devices were firm, competition continued to be fierce due to a continuing decline in prices.
     As for office-use color machines in our “imageRUNNER series” digital networked multifunctional devices, sales grew as revenue from the medium-speed “iR C3220/2620 series” and “iR C3100 series” continued to be firm, and the marketing area of the high-speed “iR C5800 series” was expanded. Furthermore, in May 2005, we launched in Japan the “iR C3170/2570 series” as the follow-up to the “iR C3100 series,” which has increased our product strength and competitiveness. For the office-use black-and-white machines, business performance was firm as a result of our efforts to strengthen our product lineup and expand sales, such as the commencement of full-scale global marketing activities of our high-performance, medium-speed “iR4570/3570/2870/2270 series” featuring low power consumption and compact size, which was launched domestically last year. We also introduced the high-speed “iR6570/5570 series” that is highly productive and energy saving, starting from the launch to the domestic market in March 2005.
     For solutions business, we worked aggressively to propose workflow solutions that match clients’ needs by taking advantage of our Multifunctional Enbedded Application Platform (MEAP) incorporated in our “imageRUNNER series” machines, which offer users an expanded range of functions, and by strengthening our software line-up of “imageWARE series.” These efforts contributed to the sales growth of the “imageRUNNER series” and other products.
     For products targeting individuals and small-business owners, as the customer demand has shifted to multifunctional digital devices, we strove to expand sales through enhancing our product lineup. We started marketing the “Satera MF5750/5730/3110 series” black-and-white devices, which was introduced into the Japanese market last year, in the overseas markets. We also introduced “Satera MF8170” into the domestic market, the world’s first color machine for A4-size printing, which was launched in the North American market last year.
     As a result of these activities, sales for this segment grew 2.4% on a consolidated basis, and 4.9% on a non-consolidated basis, compared to the first half of 2004.

Change in Sales
100 MILLIONS OF YEN
Consolidated
Non-Consolidated

Computer Peripherals
     In inkjet printers, while demand grew for digital photo printers, a fierce competition for market share continued in terms of price and functions. Under the brand name of “PIXUS” for the Japanese market and “PIXMA” for overseas markets, we aggressively marketed our products that incorporate “FINE,” a high-precision print head technology that features both high-speed printing and extremely fine ink droplets, and “PictBridge,” an industry standard that enables easy direct printing from digital cameras. In particular, sales of our key models such as “PIXUS iP3100/4100” continued to be strong as was last year, and we strengthened the lineup of our products by offering “PIXUS iP9910,” a model that can handle A3 wide paper. In the multifunctional inkjet machines market where demand continues to increase rapidly, we endeavored to expand sales by launching the affordable “PIXMA MP110/130” for overseas, in addition to our “PIXUS MP770” which generated solid revenue. As a result, sales of the inkjet printers grew.
     As for laser beam printers, our OEM-brand products, both black-and-white and color, grew in terms of volume, contributing to favorable sales, against the background of robust demand of low-priced products. For Canon-brand products, an array of new products were released, including “Satera LBP3000” and “Satera LBP3210” black-and-white printers capable of printing A4 papers, “Satera LBP5200” color printer capable of printing A4 papers, and “Satera LBP5900/5600” newly-developed color printer capable of printing A3 papers that features high-speed four tandem engines. In addition, in an effort to propel our solution business, we launched a system named “MEAP-Lite,” that would expand printer functions enabling us to meet the mode of operation and needs of the customers in a precise manner.
     Regarding image scanners, our new “CanoScan LiDE 500F” received high praise for its slim design and its unique “3-way position” scan style. Also, sales were strong for our inkjet fax machines, both for the “FAX-B820” for the overseas markets and for the “FAXPHONE series” for the domestic market.
     As a result of these activities, sales for this segment grew 8.9% on a consolidated basis, and 12.5% on a non-consolidated basis compared to the first half of 2004.

Change in Sales
100 MILLIONS OF YEN
Consolidated
Non-Consolidated

Business Information Products
     The demand for business-use document scanners marketed by Canon Electronics, Inc. continued to expand against the background of a trend toward document digitization. We recorded strong sales thanks to our “DR series” that continued to show brisk sales and the contribution from new products such as our affordable “DR-2580C/2050C series” and the mid-level “DR-5010C.”
     With regard to calculators marketed by Canon Electronics Business Machines (H.K.) Co., Ltd., print-capable calculators continued to be popular in the U.S. The company also focused to increase its sales at both Japanese and European markets by strengthening the marketing structure, but sales remained flat due to the market contraction. As for electronic dictionaries, the company promoted the marketing activities targeting the Japanese market focused on language study. As a result, overall sales increased due to both of “wordtank V80”, which is designed for Chinese language studying, and “wordtank V30,” which boasts numerous English learning functions, sustaining brisk sales. The company also introduced “wordtank C50,” which contains the contents of the “Comprehensive Dictionary of Colloquial English” for the first time in the industry.
     As for servers and personal computers handled by Canon Sales Co., Inc., market demand held firm, supported by improvement in corporate earnings. However, sales reduced due to price reduction, etc.
     Consequently, consolidated sales for this segment decreased 10.2% compared to the first half of 2004.
Note: For this segment, there were no sales on a non-consolidated basis.

Change in Sales
100 MILLIONS OF YEN
Consolidated

■  Camera Operations
     In digital cameras, we enjoyed a large sales growth in the single lens reflex (SLR) cameras market where demand stayed robust, thanks to the introduction of “EOS Kiss Digital N,” a follow-up model of the best-selling “EOS Kiss Digital,” and our efforts to promote its sales together with our “EOS 20D,” high-end amateur model. Sales of our flagship models, “EOS-1Ds Mark II” and “EOS-1D Mark II,” and our “EF lens series” products, also continued to be strong. In compact digital cameras, we released “PowerShot S2 IS,” “PowerShot A520” and “PowerShot A510,” the three new models for the “PowerShot series”, and “IXY DIGITAL 600” and “IXY DIGITAL 55,” the two new models for the “IXY DIGITAL series,” in an effort to boost sales. Furthermore, in the “SELPHY series” compact photo printers that use the industry-standard “PictBridge” technology, we launched the new “SELPHY CP 600,” which incorporates the “DIGIC II” image engine that further enhanced high speed and high image.
     In digital video cameras, we bolstered our product lineup by introducing three new products including “FV M30 KIT,” in addition to our flagship “XL2 KIT” and “IXY DV M3 KIT,” released last year.
     In film cameras, sales declined despite our effort of introducing three new models including the compact “Autoboy N130 II.”
     In addition, we endeavored to bolster sales of the “Power Projector SX50” LCD projector, which incorporates our “AISYS” new optical engine with reflective liquid crystal panel (LCOS) to achieve high resolution and brightness in a compact, low-cost unit.
     As a result of these activities, sales for this segment increased 9.2% on a consolidated basis, but decreased 2.8% on a non-consolidated basis compared to the first half of 2004.

Change in Sales
100 MILLIONS OF YEN
Consolidated
Non-Consolidated

■  Optical and Other Products Operations
     Although the shipment volume was in a downward trend in the market for semiconductor production equipment as a whole, our sales were firm thanks to the fact that the semiconductor manufacturers in both Japan and Asia moved forward their investments in 12-inch wafer factories. In addition, we launched the “FPA-5500iZa” i-line stepper and “FPA-6000ES6a” KrF (krypton fluoride) stepper. However, fierce price competition in the market led to a decline in sales.
     As for mirror projection mask aligners for LCDs, thanks to steady capital investment by LCD panel manufacturers in response to growing demand for products using LCD panels, demand for the “MPA-7800”, our fifth-generation mirror projection mask aligner for LCDs, grew briskly. Furthermore, as panel makers aggressively pursued the investment to increase the size and to lower the cost of panels for LCD TVs, we launched in advance of our competitors the “MPA-8000 series”, our seventh-generation mirror projection mask aligners for LCDs, which received high praise and pushed up sales significantly.
     Regarding broadcast-use television lenses, while demand was stagnant at the Japanese market, sales recovered in both Europe and Asia, leading to stable revenue mainly from lenses for High Definition Television (HDTV) cameras, introduced last year. In addition, we focused on increasing the sales of “HJ17eX7.6B” and other handy-type lenses for HDTV cameras in our “high-grade ENG lens series.” As a result, sales rose steadily.
     In medical equipment, sales of X-ray digital cameras in our “CXDI series” using Canon’s proprietary sensor technology achieved solid growth. In addition, sales of our “CR-DGi” non-mydriatic retinal digital camera remained robust, against the background of rising interest in preventing lifestyle-related diseases and spread of medical examinations.
     As a result of these activities, sales for this segment grew 13.1% on a consolidated basis, and 20.7% on a non-consolidated basis compared to the first half of 2004.

Change in Sales
100 MILLIONS OF YEN
Consolidated
Non-Consolidated

Balance Sheets / Statements of Income
Canon’s consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America.
Consolidated Balance Sheets

ASSETS		Millions of yen

	As of June 30,	As of Dec. 31,
	2005	2004
	(Unaudited)	(Audited)

Current assets:
Cash and cash equivalents	935,921	887,774
Marketable securities	1,236	1,554
Trade receivables, net	542,192	602,790
Inventories	485,887	489,128
Prepaid expenses and other current assets	249,867	250,906

Total current assets	2,215,103	2,232,152

Noncurrent receivables	14,162	14,567
Investments	99,808	97,461
Property, plant and equipment, net	1,042,448	961,714
Other assets	285,904	281,127

Total assets	3,657,425	3,587,021

LIABILITIES, MINORITY INTERESTS AND STOCKHOLDERS’ EQUITY		Millions of yen

	As of June 30,	As of Dec. 31,
	2005	2004
	(Unaudited)	(Audited)

Current liabilities:
Short-term loans and current portion of long-term debt	11,645	9,879
Trade payables	437,210	465,396
Income taxes	78,324	105,565
Accrued expenses	197,405	205,296
Other current liabilities	181,525	197,029

Total current liabilities	906,109	983,165

Long-term debt, excluding current installments	25,056	28,651
Accrued pension and severance cost	124,816	132,522
Other noncurrent liabilities	45,425	45,993

Total liabilities	1,101,406	1,190,331

Minority interests	192,049	186,794
Stockholders’ equity:
Common stock	174,153	173,864
Additional paid-in capital	402,013	401,773
Retained earnings	1,880,627	1,740,834
Accumulated other comprehensive income (loss)	(87,487)	(101,312)
Treasury stock	(5,336)	(5,263)

Total stockholders’ equity	2,363,970	2,209,896

Total liabilities, minority interests and stockholders’ equity	3,657,425	3,587,021

Notes:			Millions of yen

		As of June 30,	As of Dec. 31,
		2005	2004
		(Unaudited)	(Audited)

1.	Allowance for doubtful receivables	11,469	11,657
2.	Accumulated depreciation	1,185,569	1,173,305
3.	Accumulated other comprehensive income (loss):
	Foreign currency translation adjustments	(66,702)	(79,751)
	Net unrealized gains and losses on securities	6,836	7,470
	Net gains and losses on derivative financial instruments	67	(693)
	Minimum pension liability adjustments	(27,688)	(28,338)
4.	The number of consolidated subsidiaries as of June 30, 2005 was 187, and the number of companies accounted for on equity basis as of June 30, 2005 was 16.

Consolidated Statements of Income

		Millions of yen

	Six months ended	Six months ended
	June 30, 2005	June 30, 2004
	(Unaudited)	(Unaudited)

Net sales	1,755,840	1,648,420
Cost of sales	905,800	822,653

Gross profit	850,040	825,767

Selling, general and administrative expenses	579,851	572,391

Operating profit	270,189	253,376

Other income (deductions):	13,544	6,598
Interest and dividend income	5,970	3,027
Interest expense	(771)	(1,438)
Other, net	8,345	5,009

Income before income taxes and minority interests	283,733	259,974

Income taxes	101,268	92,745
Minority interests	7,197	6,453

Net income	175,268	160,776

Notes:
1.	Net income per share
	Basic	¥197.61
	Diluted	¥197.38
2.	Canon’s comprehensive income consists of net income, change in foreign currency translation adjustments, change in net unrealized gains and losses on securities, change in minimum pension liability adjustments and change in net gains and losses on derivative financial instruments.
	Comprehensive income for six months ended June 30, 2004 and 2005 were ¥160,466 million and ¥189,093 million, respectively.

Non-Consolidated Balance Sheets

ASSETS		Millions of yen

	As of June 30,	As of Dec. 31,
	2005	2004

Current Assets	1,334,187	1,366,343
Cash and deposits	305,649	294,479
Notes receivable	221,088	236,935
Accounts receivable	477,876	503,361
Marketable securities	—	132
Finished goods	107,954	110,265
Work in process	79,311	86,707
Raw materials and supplies	4,631	3,342
Deferred tax assets	18,831	24,956
Short-term loans receivable	9,730	10,334
Other current assets	111,977	98,705
Allowance for doubtful receivables	(2,860)	(2,873)

Fixed Assets	1,093,784	1,018,460
Property, Plant And Equipment	643,814	569,392
Buildings	290,199	252,720
Machinery	131,677	108,439
Vehicles	390	382
Tools and equipment	51,502	45,194
Land	97,553	96,875
Construction in progress	72,493	65,782
Intangibles	22,607	19,834
Industrial property rights	628	481
Facility utility rights	974	443
Software	21,005	18,910
Investments	427,363	429,234
Marketable securities-noncurrent	35,704	37,139
Investment in affiliated companies	310,377	308,453
Long-term loans receivable	5,510	5,513
Long-term pre-paid expenses	9,995	11,063
Deferred tax assets-noncurrent	61,524	62,421
Guarantees	2,673	2,888
Other noncurrent assets	1,677	1,854
Allowance for doubtful receivables-noncurrent	(97)	(97)

TOTAL ASSETS	2,427,971	2,384,803

Notes:
1.	Current receivable from affiliated companies	768,740 million yen
	Noncurrent receivable from affiliated companies	5,507 million yen
	Current payable to affiliated companies	268,496 million yen
2.	Accumulated depreciation of property, plant and equipment	660,558 million yen

LIABILITIES AND STOCKHOLDERS’ EQUITY		Millions of yen

	As of June 30,	As of Dec. 31,
	2005	2004

Current Liabilities	587,657	637,853
Notes payable	6,183	20,558
Accounts payable	310,894	308,707
Short-term loans	40,597	37,732
Other payable	94,810	92,402
Accrued expenses	49,150	57,031
Accrued income taxes	61,160	81,387
Deposits	9,800	9,019
Accrued bonuses for employees	4,724	4,677
Other current liabilities	10,339	26,340
Noncurrent Liabilities	86,931	95,543
Convertible debenture	1,219	1,796
Accrued pension and severance cost	84,555	92,595
Accrued directors’ retirement benefit	1,157	1,152

TOTAL LIABILITIES	674,588	733,396

Common Stock	174,153	173,864
Capital Surplus	305,681	305,392
Additional paid-in capital	305,680	305,392
Other capital surplus	1	—
Retained Earnings	1,271,141	1,168,877
Legal reserve	22,114	22,114
Reserve for special depreciation	13,337	9,071
Reserve for deferral of capital gain on property	5	7
Special reserves	1,068,828	889,828
Unappropriated retained earnings	166,857	247,857
Net Unrealized Gains (Losses) on Securities	7,744	8,537
Treasury Stock	(5,336)	(5,263)

TOTAL STOCKHOLDERS’ EQUITY	1,753,383	1,651,407

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	2,427,971	2,384,803

3.	Contingent liabilities
	Guarantees	32,201 million yen
	Letter of awareness and others	539 million yen

Non-Consolidated Statements of Income

			Millions of yen

		Six months ended	Six months ended
		June 30, 2005	June 30, 2004

	OPERATING PROFIT AND LOSS
	Operating Revenue	1,158,478	1,078,553
	Net sales	1,158,478	1,078,553
	Operating Expenses	966,331	888,149
	Cost of sales	741,242	666,940
	Selling, general and administrative expenses	225,089	221,209

	OPERATING PROFIT	192,147	190,404

	OTHER INCOME AND EXPENSE
	Other Income	37,951	27,560
	Interest income	404	255
	Dividend income	7,223	6,876
	Rental income	12,626	5,869
	Patent royalties	10,920	9,921
	Miscellaneous income	6,778	4,639
	Other Expense	19,973	20,293
	Interest expense	33	54
	Depreciation of rental assets	11,496	5,143
	Loss on disposal and write-off of inventories	2,775	4,434
	Foreign exchange loss	1,390	6,772
	Miscellaneous loss	4,279	3,890

	ORDINARY PROFIT	210,125	197,671

	NON-ORDINARY INCOME AND LOSS
	Non-Ordinary Income	1,835	3,576
	Gain on sales of fixed assets	28	5
	Gain on sales of marketable securities-noncurrent	1,797	3,571
	Gain on sales of investments in affiliated companies	10	—
	Non-Ordinary Loss	2,150	4,460
	Loss on sales and disposal of fixed assets	2,150	4,460

	INCOME BEFORE INCOME TAXES	209,810	196,787

Income taxes	— Current	64,322	64,517
	— Deferred	7,550	5,234

	NET INCOME	137,938	127,036

	Unappropriated retained earnings brought forward from previous term	28,919	22,277
	Loss on sales of treasury stock	—	1,513

	UNAPPROPRIATED RETAINED EARNINGS	166,857	147,800

Notes:
1.	Transactions with affiliated companies:	Sales	1,108,622 million yen
		Purchase	653,111 million yen
		Other transaction	32,519 million yen
2.	Net income per share		155.52 yen

■  Sales by Region
Consolidated

	Sales	Change from the First
Region	(100 millions of yen)	Half of Fiscal 2004 (%)

Americas	5,181	4.7

Europe	5,517	7.0

Japan	4,161	0.6

Others	2,699	20.4

Total	17,558	6.5

Non-Consolidated

	Sales	Change from the First
Region	(100 millions of yen)	Half of Fiscal 2004 (%)

Americas	3,854	7.9

Europe	3,997	6.0

Japan	1,592	(9.4)

Others	2,142	27.2

Total	11,585	7.4

Consolidated	Non-Consolidated

(100 MILLIONS OF YEN)

COMPANY PROFILE
(The following statements are the status as of June 30, 2005, if not specified otherwise.)

■  Canon Group Global Network
(1)  Major Overseas Bases

Name [Location]

R&D
     Canon Development Americas, Inc.          [U.S.A.]
     Canon Technology Europe Ltd.          [U.K.]
     Canon Research Centre France S.A.S.          [France]
     Canon Information Systems Research Australia Pty. Ltd.          [Australia]
Manufacturing
     Canon Virginia, Inc.          [U.S.A.]
     Canon Giessen GmbH          [Germany]
     Canon Bretagne S.A.S.          [France]
     Canon Dalian Business Machines, Inc.          [China]
     Canon Zhuhai, Inc.          [China]
     Canon Zhongshan Business Machines Co., Ltd.          [China]
     Canon (Suzhou) Inc.          [China]
     Canon Inc. Taiwan          [Taiwan]
     Canon Hi-Tech (Thailand) Ltd.          [Thailand]
     Canon Vietnam Co., Ltd.          [Vietnam]
     Canon Opto (Malaysia) Sdn. Bhd.          [Malaysia]
Marketing
     Canon U.S.A., Inc.          [U.S.A.]
     Canon Canada, Inc.          [Canada]
     Canon Latin America, Inc.          [U.S.A.]
     Canon Europa N.V.          [Netherlands]
     Canon (UK) Ltd.          [U.K.]
     Canon France S.A.S.          [France]
     Canon Deutschland GmbH          [Germany]
     Canon North-East Oy          [Finland]
     Canon (China) Co., Ltd.          [China]
     Canon Hongkong Co., Ltd.          [Hong Kong]
     Canon Singapore Pte. Ltd.          [Singapore]
     Canon Australia Pty. Ltd.          [Australia]
     Canon do Brasil Indústria e Comércio Limitada          [Brazil]
     Canon Chile, S.A.          [Chile]
     Canon South Africa Pty. Ltd.          [South Africa]
R&D, Manufacturing and Marketing
     Canon Electronic Business Machines (H.K.) Co., Ltd.          [Hong Kong]

(2)  Major Domestic Bases

Name [Location]

Canon Inc., Headquarters          [Tokyo]
     Ayase Office          [Kanagawa Pref.]
     Hiratsuka Development Center          [Kanagawa Pref.]
     Ami Plant          [Ibaraki Pref.]
     Optics R&D Center          [Tochigi Pref.]
     Toride Plant          [Ibaraki Pref.]
     Kosugi Office          [Kanagawa Pref.]
     Fuji-Susono Research Park          [Shizuoka Pref.]
     Yako Development Center          [Kanagawa Pref.]
     Tamagawa Plant          [Kanagawa Pref.]
     Utsunomiya Plant          [Tochigi Pref.]
     Utsunomiya Optical Products Plant          [Tochigi Pref.]
Manufacturing
     Canon Chemicals Inc.          [Ibaraki Pref.]
     Nagahama Canon Inc.          [Shiga Pref.]
     Fukushima Canon Inc.          [Fukushima Pref.]
     Oita Canon Inc.          [Oita Pref.]
Marketing
     Canon Sales Co., Inc.          [Tokyo]
     Canon Software Inc.          [Tokyo]
R&D, Manufacturing and Marketing
     Canon Electronics Inc.          [Saitama Pref.]
     Canon Finetech Inc.          [Ibaraki Pref.]
     Nisca Corporation          [Yamanashi Pref.]

■  Main Activities of the Canon Group
Canon Group is engaged in the manufacture and sales of the following products.

Operations		Main Products

Business Machines	Office Imaging Products	Digital Multifunctional Devices,
Copying Machines,
Laser Facsimiles

	Computer Peripherals	Laser Beam Printers,
Inkjet Printers,
Inkjet Multifunctional Devices,
Inkjet Facsimiles,
Image Scanners

	Business Information Products	Computers,
Document Scanners,
Microfilm Equipment,
Handy Terminals,
Calculators,
Electronic Dictionaries

Cameras		Digital Cameras,
Film Cameras,
Digital Video Cameras,
Interchangeable Lenses,
LCD Projectors

Optical and Other Products		Semiconductor Production Equipment,
Mirror Projection Mask Aligners for LCDs,
Broadcast-use Television Lenses,
Ophthalmic Equipment,
X-Ray Equipment,
Medical Image Recording Equipment

■  Employees of the Canon Group

Consolidated
Number of employees	109,434 persons
(Increase of 1,177 persons from the end of the previous term)
Americas	10,096 persons
Europe	10,793 persons
Japan	46,709 persons
Others	41,836 persons
Note:
The number of employees represents the total number of employees excluding those who do not work full-time.

Non-Consolidated
Number of employees	19,797 persons
Increase from the end of the previous term	325 persons
Average age	39.1 years
Average years of service	16.3 years
Notes:
1.	The number of employees represents the total number of employees excluding those who do not work full-time.
2.	The number of employees does not include those who have been dispatched to affiliated companies, etc. (2,041 persons).
■  Shares and Convertible Debentures
(1) Shares
Total Number of Shares Issuable           2,000,000,000 shares
Total Outstanding Shares, Capital Stock and Number of Shareholders

	As of the end of	Increase during	As of the end of
	the Previous Term	this Half-Term	this Half-Term

Total Outstanding Shares (share)	887,977,251	385,436	888,362,687

Capital Stock (yen)	173,864,347,825	288,691,564	174,153,039,389

Number of Shareholders (person)	49,483	710	50,193

Note:
The increase of the total outstanding shares and capital stock during this half-term reflect the conversion of convertible debentures into shares.

(2)  Shareholding by Category

	Number of Shareholders	Number of Shares

Banking Companies	300	324,517,508

Securities Underwriting Companies	44	26,735,610

Other Domestic Companies	757	29,245,169

Foreign Companies, etc.	1,154	461,865,254

Individual and Others	47,937	44,865,351

Treasury Stock	1	1,133,795

Total	50,193	888,362,687

Shareholding Ratio

(3) Treasury Stock

Acquisition during this		Disposition during this
Half-Term		Half-Term		Number of
	Total Amount		Total Amount	Treasury Stock
Number of	of Acquisition	Number of	of Disposition	as of the end of
Shares	Price	Shares	Price	this Half-Term

Common stock	76 million yen	Common stock	3 million yen	Common stock
13,458 shares		530 shares		1,133,795 shares

Notes:
1.	The acquisitions and dispositions during this half-term reflect the purchase and sales of less-than-one-unit shares, respectively.
2.	There were no share annulment procedures with respect to the Company’s treasury stock during this half-term.
3.	The number of the Company’s treasury stock as of the end of the previous term was 1,120,867 shares of common stock.
(4)  Convertible Debentures
MILLIONS OF YEN

■  Directors and Corporate Auditors
Directors

(As of August 1, 2005)

Position	Name	Business in Charge or Main Occupation

President & CEO	Fujio Mitarai
Senior Managing Director	Yukio Yamashita	Group Executive of Human Resources Management & Organization Headquarters
Senior Managing Director	Toshizo Tanaka	Group Executive of Finance & Accounting Headquarters
Senior Managing Director	Tsuneji Uchida	Chief Executive of Image Communication Products Operations
Managing Director	Yusuke Emura	Group Executive of Global Environment Promotion Headquarters
Managing Director	Nobuyoshi Tanaka	Group Executive of Corporate Intellectual Property and Legal Headquarters
Managing Director	Junji Ichikawa	Chief Executive of Optical Products Operations
Managing Director	Hajime Tsuruoka	President of Canon Europa N.V.
Managing Director	Akiyoshi Moroe	Group Executive of General Affairs Headquarters
Managing Director	Kunio Watanabe	Group Executive of Corporate Planning Development Headquarters
Managing Director	Hironori Yamamoto	Group Executive of Global Manufacturing Headquarters
Managing Director	Yoroku Adachi	President of Canon U.S.A., Inc.
Managing Director	Yasuo Mitsuhashi	Chief Executive of Peripheral Products Operations
Director	Katsuichi Shimizu	Chief Executive of Inkjet Products Operations
Director	Ryoichi Bamba	Executive Vice President of Canon U.S.A., Inc.
Director	Tomonori Iwashita	Deputy Chief Executive of Image Communication Products Operations
Director	Toshio Homma	Group Executive of L Printer Business Promotion Headquarters
Director	Shigeru Imaiida	Deputy Group Executive of Global Manufacturing Headquarters
Director	Masahiro Osawa	Group Executive of Global Procurement Headquarters
Director	Keijiro Yamazaki	Group Executive of Information & Communication Systems Headquarters
Director	Shunichi Uzawa	President of SED Inc.
Director	Masaki Nakaoka	Chief Executive of Office Imaging Products Operations
Director	Toshiyuki Komatsu	Group Executive of Leading-Edge Technology Development Headquarters; Group Executive of Core Technology Development Headquarters
Director	Shigeyuki Matsumoto	Group Executive of Device Technology Development Headquarters
Director	Haruhisa Honda	Chief Executive of Chemical Products Operations

Corporate Auditors

(As of August 1, 2005)

Position	Name	Business in Charge or Main Occupation

Corporate Auditor	Teruomi Takahashi
Corporate Auditor	Kunihiro Nagata
Corporate Auditor	Tadashi Ohe	Attorney
Corporate Auditor	Tetsuo Yoshizawa

Notes:
1.	Directors Mr. Kinya Uchida and Mr. Ikuo Soma retired at the end of the Ordinary General Meeting of Shareholders for the 104th Business Term which was held on March 30, 2005.
2.	Corporate Auditors Mr. Tadashi Ohe and Mr. Tetsuo Yoshizawa are outside Corporate Auditors defined by Article 18, Paragraph 1 of the Law regarding Exceptional Rules of the Commercial Code concerning Auditing, etc. of Stock Corporations.

INFORMATION ON SHARES
Closing of accounts:
     December 31 of each year
Ordinary general meeting of shareholders:
     March of each year
Record date for above:
     December 31 of each year
Certain date for interim dividends:
     June 30 of each year
Transfer agent:
     Mizuho Trust & Banking Co., Ltd.
     2-1, Yaesu 1-chome, Chuo-ku, Tokyo
          Business handling place of the agent:
               Stock Transfer Agency Department, Head Office
               Mizuho Trust & Banking Co., Ltd.
          Mailing address and telephone number of the agent:
               Business Office of Stock Transfer Agency Department
               Mizuho Trust & Banking Co., Ltd.
               17-7, Saga 1-Chome, Koto-ku, Tokyo 135-8722
               Telephone: 0120-288-324 (toll free)
          Intermediary office:
               Branches of Mizuho Trust & Banking Co., Ltd.
               Head Office and Branches of Mizuho Investors Securities Co., Ltd.
Number of shares to constitute one unit of share:
     100 shares
Newspaper in which public notice is inserted:
     The Nihon Keizai Shimbun published in Tokyo
Listed stock exchange:
     Tokyo, Osaka, Nagoya, Fukuoka, Sapporo, New York and Frankfurt am Main
Fee for issuing share certificate:
     The amount equivalent to stamp duty for issue of each new share certificate

Canon Inc., Headquarter s
30-2, Shimomaruko 3-chome, Ohta-ku, Tokyo 146-8501
Telephone: 03(3758)2111

URL
Canon Inc.　canon.jp
Canon Worldwide Network　www.canon.com